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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                           AMF Bowling Worldwide Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    030985105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   030985105
            ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ian G. Wallace

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                               (a) [_]
                                                               (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     5,500

6.   SHARED VOTING POWER

     337,320

7.   SOLE DISPOSITIVE POWER

     5,500

8.   SHARED DISPOSITIVE POWER

     337,320

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     342,820

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                   [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.3%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

--------------------------------------------------------------------------------

CUSIP No.   030985105
            ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     River Run Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                               (a) [_]
                                                               (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     337,320

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     337,320

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     337,320

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                   [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.3%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO, IA

--------------------------------------------------------------------------------

CUSIP No.   030985105
            ---------

Item 1(a).  Name of Issuer:

            AMF Bowling Worldwide, Inc.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            8100 AMF Drive
            Richmond, Virginia 23111
            --------------------------------------------------------------------

Item 2(a).  Names of Persons Filing:

            Ian G. Wallace
            River Run Management, L.L.C.
            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

            Ian G. Wallace                     River Run Management, L.L.C.
            c/o 360 Madison Avenue, 24th Fl.   360 Madison Avenue, 24th Fl.
            New York, New York 10017           New York, New York 10017
            --------------------------------------------------------------------

      (c).  Citizenship:

            Ian G. Wallace - United States of America
            River Run Management, L.L.C. - Delaware
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share (the "Common Stock").
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            030985105
            --------------------------------------------------------------------

Item 3.     If  This   Statement  is  filed   pursuant  to   ss.240.13d-1(b)  or
            240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b)  [_] Bank as defined in Section  3(a)(6) of the Exchange Act (15 U.S.C.
              78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_] An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i)  [_] A  church  plan   that  is  excluded  from  the  definition  of an
              investment  company  under   Section  3(c)(14) of  the  Investment
              Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_] Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         Ian G. Wallace - 342,820
         River Run Management, L.L.C. - 337,320
         -----------------------------------------------------------------------

     (b) Percent of class:

         Ian G. Wallace - 3.3%
         River Run Management, L.L.C. - 3.3%
         -----------------------------------------------------------------------

     (c) Number of shares as to which the person has:

         Ian G. Wallace
         --------------

         (i)  Sole power to vote or to direct the vote               5,500
                                                                   ------------,

        (ii)  Shared power to vote or to direct the vote           337,320
                                                                   ------------,

       (iii)  Sole power to dispose or to direct the
              disposition of                                         5,500
                                                                   ------------,

        (iv)  Shared power to dispose or to direct the
              disposition of                                       337,320
                                                                   ------------.

         River Run Management, L.L.C.
         ----------------------------

         (i)  Sole power to vote or to direct the vote                   0
                                                                   ------------,

        (ii)  Shared power to vote or to direct the vote           337,320
                                                                   ------------,

       (iii)  Sole power to dispose or to direct the
              disposition of                                             0
                                                                   ------------,

        (iv)  Shared power to dispose or to direct the
              disposition of                                       337,320
                                                                   ------------.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

     The Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities.

         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Ian G. Wallace is the managing member of River Run Management, L.L.C., a Delaware limited liability company that serves as the investment manager and management company to, and exercises investment discretion over the accounts of, a number of investment vehicles. None of those investment vehicles has beneficial ownership of 5% or more of the class of Common Stock.
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable.
         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not applicable.
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.
         -----------------------------------------------------------------------

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 2004
                                            /s/ Ian G. Wallace*
                                            -----------------------------
                                                Ian G. Wallace



                                            River Run Management, L.L.C.*

                                            By: /s/ Ian G. Wallace
                                                ------------------------
                                            Name:   Ian G. Wallace
                                            Title:  Managing Member

* The Reporting Persons disclaim beneficial ownership in the Common Stock, except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13G dated February 10, 2004 relating to the Common Stock par value $0.01 per share of AMF Bowling Worldwide, Inc.
(ABWI), shall be filed on behalf of the undersigned.




                                            /s/ Ian G. Wallace*
                                            -----------------------------
                                                Ian G. Wallace





                                            River Run Management, L.L.C.*

                                            By: /s/ Ian G. Wallace
                                                ------------------------
                                            Name:   Ian G. Wallace
                                            Title:  Managing Member


99142.0000 #462647